UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Unify Corporation
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

90474300
(CUSIP Number)

August 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94074300
1. Names of Reporting Persons. WILLIAM K. JURIKA I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)X
3. SEC Use Only
4. Citizenship or Place of Organization—UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power---849,699 – these shares consist of 840,000 shares in the Jurika Family Trust, 9,699 shares held in the William K. Jurika, IRA (The “WILLIAM IRA”)
6. Shared Voting Power---0.
7. Sole Dispositive Power—849,699 – these shares consist of 840,000 shares in the Jurika Family Trust, 9,699 shares held in the William K. Jurika, IRA (The “WILLIAM IRA”)
8. Shared Dispositive Power---0.
9. Aggregate Amount Beneficially Owned by Each Reporting Person---849,699.
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 8.35%.
12. Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
UNIFY CORPORATION
	(b)	Address of Issuer’s Principal Executive Offices
1420 Rocky Ridge Drive, Suite 380
ROSEVILLE, CA 95661
Item 2.
	(a)	Name of Person Filing
WILLIAM K. JURIKA
	(b)	Address of Principal Business Office or, if none, Residence
42 GLEN ALPINE ROAD
PIEDMONT, CA 94611
	(c)	Citizenship
UNITED STATES (place of organization)
	(d)	Title of Class of Securities
COMMON STOCK
	(e)	CUSIP Number 904743200
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Actof 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 849,699 .
(b)	Percent of class: 8.35%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 849,699 .
	(ii)	Shared power to vote or to direct the vote 0 .
	(iii)	Sole power to dispose or to direct the disposition of 849,699 .
	(iv)	Shared power to dispose or to direct the disposition of 0 .

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see § 240.13d3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class

N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

N/A

Item 8.       Identification and Classification of Members of the Group.

N/A

Item 9.       Notice of Dissolution of Group

N/A

Item 10.     Certification

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 29, 2010

William K. Jurika
By: William K. Jurika

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18.U.S.C.)